

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2022

Michael Davidson
President
NewAmsterdam Pharma Company B.V.
Gooimeer 2-35
1411 DC Naarden
The Netherlands

> **Re: NewAmsterdam Pharma Company B.V.**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed September 13, 2022**
> **File No. 333-266510**

Dear Mr. Davidson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 31, 2022 letter.

Amendment No. 1 to Registration Statement on Form F-4

Questions and Answers for Shareholders of FLAC
What are the U.S. federal income tax consequences to me of the Merger?, page 25

1. We note your revisions in response to prior comment 3 that counsel expresses no opinion as to whether the Merger qualifies as a reorganization within the meaning of Section 368(a) of the Code. However, you still state in the registration statement that the parties to the Merger intend for the Merger to qualify as a reorganization within the meaning of Section 368 of the Code. As such, your disclosure makes representations as to probable material tax consequences. Please note that your tax opinion may be conditioned or may be qualified by any facts that are unknown and that give rise to doubt regarding the

conclusion, so long as such conditions and qualifications are adequately described in the filing. See Item 601(b)(8) of Regulation S-K. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use "should" or "more likely than not" rather than "will," but counsel providing the opinion must explain why it cannot give a "will" opinion and describe the degree of uncertainty in the opinion. Please refer to Section III.C.4 of Staff Legal Bulletin No. 19 (Oct. 14, 2011). Please revise your disclosure here and throughout the prospectus accordingly. If you are unable to revise the tax opinion because there is significant uncertainty relating to the conclusion, then revise to focus your disclosure on the possibility that the merger is likely to be a taxable event for U.S. holders and explain why.

Summary of This Proxy Statement/Prospectus
The FLAC Board's Reasons for the Business Combination, page 47

2.   We note your revisions in response to prior comment 5. Please refrain from characterizing the results of your trials and limit the discussion to the objective clinical data, such as the endpoints and whether they were met. Accordingly, please remove the reference to "encouraging" clinical data in this section and elsewhere in the prospectus. Please also revise to remove the references throughout the prospectus to obicetrapib's potential to be a "first-in-class" once-daily oral CETP inhibitor. We will not object to disclosure that you do not know of any other companies who are developing low-dose, once-daily oral CETP inhibitors for LDL-lowering, if accurate.

The Business Combination
Background of the Business Combination, page 169

3.   We note your revisions in response to prior comment 12. Please revise further to more clearly describe the calculations performed by FLAC converting NewAmsterdam's Series A valuation of €267.7 million into a pre-money equity valuation of $367.25 million. Please also revise to disclose whether FLAC's management team and board of directors conducted or reviewed financial analysis in addition to NewAmsterdam's Series A valuation before proposing a pre-money equity valuation of $367.25 million. If so, please describe this review.

Business of NewAmsterdam Pharma and Certain Information about NewAmsterdam Pharma
Overview, page 259

4.   Please revise your pipeline table on page 260 to remove the yellow arrow for ezetimibe FDC Phase 3 since it appears that you have yet to commence the pilot bioequivalence study which must be done prior to commencing the Phase 3 efficacy and safety study. The pipeline table should reflect the current status of your programs.

Our Management Team and Investors, page 261

5.   Please revise to limit the disclosure of specific investors in this section to those identified

in the Beneficial Ownership table on page 371.

Obicetrapib for Cardiovascular Disease, page 269

6. Please revise the discussion of the REVEAL Phase 3 study of anacetrapib to provide the year when it was conducted and the year when the follow-up was completed. Please also revise the last three sentences in the last paragraph on page 270 to remove the predictions regarding the anticipated results of your PREVAIL trial. These statements appear to imply an expectation that your product candidate will demonstrate clinical efficacy.

Management of Holdco Following the Business Combination
Executive Director, page 348

7. Please revise to indicate the time period during which Dr. Davidson served as the chief executive officer and chief medical officer of Corvidia Therapeutics and Ms. Audet served as a Principal at Novartis Venture Fund. Please also revise to indicate the time period during which Ms. Gugucheva was employed by Scorpion Therapeutics, Inc., Northern Biologics Inc. and IFM Therapeutics, LLC.

Beneficial Ownership of Holdco Securities, page 370

8. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Stichting Administratiekantoor NewAmsterdam Pharma.

You may contact Julie Sherman at 202-551-3640 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Alan Campbell at 202-551-4224 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Kerry S. Burke, Esq.